March 18, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bosy Holdings, Inc.

Registration Statement on Form S-1/A

Filed February 29, 2016

File No. 333-208978

To the men and women of the SEC:

On behalf of Bosy Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 15, 2016 addressed to Mr. Teoh, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on February 29, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Report of Independent Registered Public Accounting Firm, page F-2

1. In your response dated Feb 29, 2016, you indicate that Falcon Secretaries Ltd and Falcon CPA are two complete separate entities from one another with no affiliation. Please describe to us the differences between the two firms, including lists of officers, directors, employees, phone numbers, street addresses, and corporate structure. Please ensure your response covers the period from 2012 to the current date.

COMPANY RESPONSE:

As mentioned previously Falcon Secretaries Ltd and Falcon CPA are two completely separate firms from one another, of which provide their own unique services, and with no current affiliation with one another. The only affiliation per se that ever existed was an ownership in Falcon Secretaries Ltd. by Falcon CPA from the January 1, 2012 to July 29, 2015 as indicated in the tables below along with a secretarial role in Falcon CPA that Falcon Secretaries acted as to the Company.

Nature of business of Falcon Secretaries Ltd.: Operations consist of providing secretarial and managerial services to clients in Hong Kong. As an example of the work the Company conducts they might assist a client with what would be synonymous with an annual report here in the United States.

 History of employees and other associates of Falcon Secretaries Ltd.

Time period	Address & Telephone Number of Falcon Secretaries Ltd.	Officer(s) & Director(s)	Employee(s)
January 1, 2012 to September 18, 2014	9/F, Kam Chung Commercial Building, 19-21 Hennessy Road, Wanchai, Hong Kong Tel: 852-31117718	No officer(s) Secretary: Loke Che Chan Gilbert Director: Loke Che Chan Gilbert Director: Falcon Training Limited	1.Loke Che Chan Gilbert 2.Chen Yan Hong
September 19, 2014 to January 7, 2015	Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong Tel: 852-31117718	No officer(s) Secretary: Loke Che Chan Gilbert Director: Loke Che Chan Gilbert Director: Falcon Training Limited	1.Loke Che Chan Gilbert 2.Chen Yan Hong
January 8, 2015 to Current date	Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong Tel: 852-31117718	No officer(s) Secretary: Ace Corporate Services Limited Director: Chen Yan Hong	1.Chen Yan Hong

Corporate Structure since January 1, 2012 of Falcon Secretaries Ltd.

From January 1, 2012 To January 7, 2015	From January 8, 2015 To July 29, 2015	July 30, 2015 To September 29, 2015	September 30, 2015 To Current date
Ownership of Falcon Secretaries below	Ownership of Falcon Secretaries below	Ownership of Falcon Secretaries below	Ownership of Falcon Secretaries below
Chen Yan Hong: .01%	Chen Yan Hong: 96.67%	Chen Yan Hong: 100%	Greenpro Resources Limited: 100%
Falcon CPA Limited: 99.9%	Falcon CPA Limited: 3.33%	-	-

*Ownership of Greenpro Capital Corp. is as follows:

1. Loke Che Chan Gilbert 18,665,000 shares 35.91%

2. Chen Yan Hong 2,080,200 shares 4.00%

 History of employees and other associates of Falcon CPA Ltd.

Time period	Address & Telephone Number	Officer(s) & Director(s)	Employees
January 1, 2012 to September 18, 2014	9/F, Kam Chung Commercial Building, 19-21 Hennessy Road, Wanchai, Hong Kong 852-31117718	No officer(s) Secretary: Falcon Secretaries Ltd Director: Loke Che Chan Gilbert	Refer to below
September 19, 2014 to Current date	Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong 852-31117718	No officer(s) Secretary: Falcon Secretaries Ltd Director: Loke Che Chan Gilbert

History of Employees of Falcon CPA Ltd.

Company	Name	Position	From	To
Falcon Certified Public Accountants Limited	Loke Che Chan Gilbert	Director	9/25/2009	Present
Falcon Certified Public Accountants Limited	Woo Chak Ming	Employee	9/25/2009	Present
Falcon Certified Public Accountants Limited	Tang Yuk Mei	Employee	12/15/2014	Present
Falcon Certified Public Accountants Limited	Tang Sin Ying	Employee	1/7/2012	8/20/2014
Falcon Certified Public Accountants Limited	Cheng Ka Yee	Employee	9/23/2013	11/24/2014
Falcon Certified Public Accountants Limited	Anthony Yu	Employee	11/27/2014	4/17/2015
Falcon Certified Public Accountants Limited	Jane Wong Si Ling	Employee	8/12/2014	8/31/2014
Falcon Certified Public Accountants Limited	Chan Miu Lung	Employee	7/7/2014	9/7/2014
Falcon Certified Public Accountants Limited	Clarie Chan	Employee	8/25/2014	7/31/2015
Falcon Certified Public Accountants Limited	He Xingyu	Employee	9/25/2014	7/31/2015
Falcon Certified Public Accountants Limited	Sophie	Employee	1/21/2015	4/6/2015
Falcon Certified Public Accountants Limited	Chow Wing Sze	Employee	2/4/2015	6/26/2015

Corporate Structure since January 1, 2012 of Falcon CPA

From January 1, 2012 To January 21, 2015	January 22, 2015 To Current date
Ownership of Falcon CPA below	Ownership of Falcon CPA below
Loke Che Chan Gilbert: 50%	Loke Che Chan Gilbert: 100%
Woo Chak Ming : 50%	-

Nature of business of Falcon CPA Ltd.: Operations consist of providing accounting services to clients. Such services may include but are not limited to audits, and tax related accounting services.

**Note: There was no acquisition that was ever consummated between Falcon CPA and our PCAOB Auditor, Weld Asia Associates.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 18, 2016

/s/ Teoh Kooi Sooi

Teoh Kooi Sooi

Chief Executive Officer